                                 (TRANSLATION)

                           ARTICLES OF INCORPORATION

                                SONY CORPORATION

Enacted:         April 19, 1946
Amended:         August 3, 1946        June 29, 1962
                 November 20, 1946     December 27, 1962
                 May 27, 1947          December 27, 1966
                 June 30, 1947         December 26, 1970
                 November 22, 1947     June 29, 1971
                 May 3, 1948           June 29, 1972
                 August 30, 1948       December 26, 1974
                 March 4, 1950         January 30, 1976
                 May 27, 1950          January 28, 1982
                 November 25, 1950     January 28, 1983
                 June 23, 1951         January 30, 1987
                 November 30, 1951     June 27, 1991
                 February 10, 1953     June 29, 1994
                 June 26, 1954         June 27, 1997
                 June 25, 1955         June 26, 1998
                 June 25, 1956
                 December 24, 1956
                 June 24, 1957
                 December 25, 1957
                 December 23, 1958
                 June 30, 1959
                 December 26, 1959
                 June 25, 1960
                 June 5, 1961
                 June 29, 1961
                 December 26, 1961

                                 (TRANSLATION)

                           ARTICLES OF INCORPORATION
                                       OF
                                SONY CORPORATION
                            (Sony Kabushiki Kaisha)

                                   CHAPTER I

                               GENERAL PROVISIONS

ARTICLE 1.      (Trade Name)

       The name of the Corporation shall be "Sony Kabushiki Kaisha" and in English translation it shall be "SONY CORPORATION".

ARTICLE 2.      (Location of the Head Office)

       The head office of the Corporation shall be located at Shinagawa-ku, Tokyo, Japan.

ARTICLE 3.      (Purpose)

       The purpose of the Corporation shall be to engage in the following business activities:

        (1) Manufacture and sale of electronic and electrical machines and equipment;

        (2) Manufacture and sale of medical instruments, optical instruments and other equipment, machines and instruments;

        (3) Planning, production and sale of mediums (software programs) for audio-visual equipment;

        (4) Manufacture and sale of metal industrial products, chemical industrial products and ceramic industrial products;

        (5) Manufacture and sale of textile products, paper products and wood-crafted articles, daily necessities, foodstuffs and toys;

        (6) Manufacture and sale of transportation machines and equipment and petroleum and coal products;

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

        (7) Real estate activities, construction business, transportation business and warehousing business;

        (8)   Publishing business and printing business;

        (9) Advertising agency business, insurance agency business, broadcasting enterprise, recreation business, such as travel, management of sporting facilities, etc. and other service enterprises;

       (10) Manufacture, sale, export and import of products which are incidental to or related to those mentioned in the preceding items;

       (11) Rendering of services related to those mentioned in the preceding items;

       (12) Investment in businesses mentioned in the preceding items operated by other companies or persons; and

       (13) All businesses which are incidental to or related to those mentioned in the preceding items.

ARTICLE 4.      (Method of Public Notice)

       Public notices of the Corporation shall be given in the Nihon Keizai Shimbun published in Tokyo.

                                   CHAPTER II

                                     SHARES

ARTICLE 5.      (Number of Shares)

       The total number of shares authorized to be issued by the Corporation shall be one billion three hundred and fifty million (1,350,000,000). Provided, however, if shares are retired, the number of shares equal to the number of the retired shares shall be reduced from the total number of shares authorized to be issued by the Corporation.

ARTICLE 6.      (Shares to be Issued)

       1. The Corporation may issue either par value shares or non-par value shares, or both.

       2. The amount of each par value share to be issued by the Corporation shall be fifty yen (\50).

       3. The Corporation may, by a resolution of the Board of Directors, convert par value shares to non-par value shares, or non-par value shares to par value shares.

ARTICLE 7.      (Number of Shares Constituting One Unit of Stock)

       The number of shares constituting one unit of stock shall be one hundred
(100).

ARTICLE 8.      (Transfer Agent)

       1. The Corporation shall appoint a transfer agent in respect to shares. The transfer agent and its handling office shall be decided in accordance with a resolution of the Board of Directors and the public notice thereof shall be given.

       2. The Corporation's register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable) shall be kept at the handling office of the transfer agent. The Corporation shall cause the transfer agent to handle the business pertaining to shares, such as registration of transfers of shares, entry in the register of beneficial shareholders, and purchase of shares constituting less than one full unit, etc. The Corporation itself shall not handle the above matters directly.

ARTICLE 9.      (Share Handling Regulations)

       The business pertaining to shares of the Corporation, including denominations of share certificates, registration of transfers of shares, entry in the register of beneficial shareholders, and purchase of shares constituting less than one full unit, etc. shall be governed by, in addition to these Articles of Incorporation, the Share Handling Regulations adopted by the Board of Directors.

ARTICLE 10.      (Record Date)

       1. The Corporation shall deem any shareholder (including beneficial shareholders; hereinafter the same interpretation being applicable) having voting rights as appearing on the register of shareholders as of the close of the last day of each accounting period to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders for that particular accounting period.

       2. In addition to the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving prior public notice, the Corporation may deem any shareholder or registered pledgee whose name appears on the register of

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shareholders as of the close of a specified date to be the shareholder or the pledgee who is entitled to exercise the rights of a shareholder or a pledgee.

                                  CHAPTER III

                        GENERAL MEETINGS OF SHAREHOLDERS

ARTICLE 11.      (Convocation)

       The ordinary general meeting of shareholders shall be convened within three months after April 1 of each year, and an extraordinary general meeting of shareholders may be convened whenever necessary, in any of the Wards of Tokyo by the director-president in accordance with a resolution of the Board of Directors. When the director-president is unable to act, another director, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall convene the meeting.

ARTICLE 12.      (Chairman)

       The director-president of the Corporation shall act as the chairman of general meetings of shareholders. When the director-president is unable to act, another director, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall act as the chairman.

ARTICLE 13.      (Method of Adopting Resolutions)

       Except as otherwise provided by law or by these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of votes held by the attending shareholders.

ARTICLE 14.      (Exercise of Voting Rights by Proxy)

       When a shareholder or its legal representative is not able to attend a general meeting of shareholders personally, he may entrust his voting rights to an attending shareholder who has voting rights. However, a document evidencing the authority of a proxy must be filed with the Corporation.

ARTICLE 15.      (Adjournment or Change of Location of the Meeting)

       The chairman, in accordance with a resolution adopted at a general meeting of shareholders, may adjourn, or change the location of the meeting.

                                       -4-
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ARTICLE 16.      (Minutes)

       The substance of the proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes, and the chairman and other directors present shall inscribe their names and affix their seals thereon.

                                   CHAPTER IV

                        DIRECTORS AND BOARD OF DIRECTORS

ARTICLE 17.      (Election of Directors)

       1. Directors shall be elected at the general meetings of shareholders.

       2. In order to adopt a resolution for the election of directors, the attendance of shareholders holding not less than one-third of the total share with voting rights issued and outstanding shall be required.

       3. With respect to resolutions for the election for directors, no cumulative voting shall be used.

ARTICLE 18.      (Term of Office of Directors)

       1. The term of office of a director shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after his or her assumption of office.

       2. The term of office of a director elected to fill a vacancy or to increase the number of directors shall be the same as the remaining term of office of the other directors then in office.

ARTICLE 19.      (Representative Directors and Directors with Managerial
Positions)

       One or more directors who shall represent the Corporation, one director-president and other directors with managerial positions shall be appointed by a resolution of the Board of Directors.

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

ARTICLE 20.      (Members of the Board of Directors)

       The directors of the Corporation shall constitute the Board of Directors.

ARTICLE 21.      (Holding of Meetings of the Board of Directors)

       Meetings of the Board of Directors shall be either of ordinary or extraordinary meetings. Ordinary meetings of the Board of Directors shall be held once a month, as a general rule, while extraordinary meetings of the Board of Directors shall be held whenever necessary.

ARTICLE 22.      (Notice of Convocation of the Board of Directors)

       Notice of a meeting of the Board of Directors, giving the date, location and agenda, shall be sent to each director and statutory auditor at least five days prior to the meeting; provided, however, that in case of urgency, such period may be shortened.

ARTICLE 23.      (Authority of the Board of Directors)

       The Board of Directors shall make decisions concerning the affairs of the Corporation as provided by law and by these Articles of Incorporation, as well as all other important affairs of the Corporation.

ARTICLE 24.      (Method of Adopting Resolutions of the Board of Directors)

       Resolutions of the Board of Directors shall be adopted by a majority of the directors present, which present directors shall constitute in number a majority of the total number of directors.

ARTICLE 25.      (Minutes of the Board of Directors)

       The substance of proceedings of a meeting of the Board of Directors and the results thereof shall be recorded in the minutes, and the attending directors and statutory auditors shall inscribe their names and affix their seals thereon.

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

                                   CHAPTER V

               STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS

ARTICLE 26.      (Election of Statutory Auditors)

       1. Statutory auditors shall be elected at the general meetings of shareholders.

       2. In order to adopt a resolution for the election of statutory auditors, the attendance of shareholders holding not less than one-third of the total share with voting rights issued and outstanding shall be required.

ARTICLE 27.      (Term of Office of Statutory Auditors)

       1. The term of office of a statutory auditor shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within three years after his or her assumption of office.

       2. The term of office of a statutory auditor elected to fill a vacancy shall be the same as the remaining term of office of his or her predecessor.

ARTICLE 28.      (Members of the Board of Statutory Auditors)

       All statutory auditors of the Corporation shall constitute the Board of Statutory Auditors.

ARTICLE 29.      (Notice of Convocation of the Board of Statutory Auditors)

       Notice of a meeting of the Board of Statutory Auditors, giving the date, location and agenda, shall be sent to each statutory auditor at least five days prior to the meeting; provided, however, that in case of urgency, such period may be shortened.

ARTICLE 30.      (Authority of the Board of Statutory Auditors)

       The Board of Statutory Auditors shall make decisions concerning the affairs of the Corporation as provided by law, as well as all other affairs concerning the execution by statutory auditors of their duties; however, the Board of Statutory Auditors shall not interfere with the execution by statutory auditors of their duties.

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ARTICLE 31.      (Method of Adopting Resolutions of the Board of Statutory
Auditors)

       Resolutions of the Board of Statutory Auditors shall be adopted by a majority of the statutory auditors except as otherwise provided by law.

ARTICLE 32.      (Minutes of the Board of Statutory Auditors)

       The substance of proceedings of a meeting of the Board of Statutory Auditors and the results thereof shall be recorded in the minutes, and the attending statutory auditors shall inscribe their names and affix their seals thereon.

                                   CHAPTER VI

                                    ACCOUNTS

ARTICLE 33.      (Business Year and Closing of Accounts)

       The business year of the Corporation shall commence on April 1 of each year and shall end on March 31 of the next following year, and the Corporation's accounts shall be closed at the end of each March 31.

ARTICLE 34.      (Dividends)

       Dividends shall be paid to shareholders or registered pledgees whose names appear on the register of shareholders as of the close of the last day of each accounting period.

ARTICLE 35.      (Interim Dividends)

       The Corporation may, by a resolution of the Board of Directors, pay to the shareholders or registered pledgees whose names appear on the register of shareholders as of the close of each September 30 a cash distribution in accordance with Article 293-5 of the Commercial Code.

ARTICLE 36.      (Expiration Period)

       In case a dividend, or a cash distribution pursuant to the provisions of the preceding Article, shall not be received within three years after the due date of each payment, the Corporation shall be relieved of the obligation for the payment thereof. Dividends and cash distributions pursuant to the preceding Article shall bear no interest.

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

ARTICLE 37.      (Conversion of Convertible Debentures and Dividends)

       1. With respect to the calculation of the first dividend to be paid on shares issued upon conversion of convertible debentures, such conversion shall be deemed to have occurred at the beginning of the business year in which the conversion was applied for.

       2. For purposes of applying the preceding paragraph, each cash distribution pursuant to Article 35 above shall be deemed a dividend, and the periods from April 1 to September 30 of the same year, and from October 1 to March 31 of the nest following year, shall be deemed business years, respectively.

                                  CHAPTER VII

                            MISCELLANEOUS PROVISION

ARTICLE 38.      (Transfer Agent with respect to bonds)

       The Corporation may appoint a transfer agent or agents with respect to bonds.

ARTICLE 39.      (Retirement of Shares)

       1. On and after June 28, 1997 the Corporation may, by a resolution of the Board of Directors, purchase shares of the Corporation and retire them with its profit up to a total not exceeding thirty million (30,000,000) shares when it determines that such purchase and retirement is particularly necessary taking into consideration economic conditions, the business performance and financial condition of the Corporation and other matters.

       2. In addition to the preceding paragraph, on and after June 27, 1998, the Corporation may, by a resolution of the Board of Directors, purchase shares of the Corporation and retire them with its additional paid-in-capital up to a total not exceeding thirty million (30,000,000) shares, and at prices in total not exceeding four hundred billion yen (400,000,000,000).

ARTICLE 40.      (Granting of Share Subscription Rights)

       The Corporation may grant share subscription rights to Directors and/or employees pursuant to Article 280-19 of the Commercial Code.

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